Exhibit 2.1

Recall Holdings Limited

ACN 116 537 832

Level 2, 170-180 Bourke Road

Alexandria NSW 2015

www.recall.com

31 March 2016

The Directors
Iron Mountain Incorporated

1 Federation Street,

Boston, Massachusetts

United States  02110

Dear Directors

Amendments to Scheme Implementation Deed

We refer to the scheme implementation deed between Recall Holdings Limited (ABN 27 116 537 832) (Recall) and Iron Mountain Incorporated (Iron Mountain) dated 8 June 2015 (the SID) and the letter dated 13 October 2015 between Recall and Iron Mountain amending the SID. Terms defined in the SID have the same meaning when used in this document.

Amendments

The parties agree to further amend the SID in the manner shown in the mark-up which forms Attachment 1 to this letter.

Revenue

Recall is aware of the Divestiture Actions that have been agreed by Iron Mountain with the Department of Justice and the Canadian Competition Bureau (Agreed Divestiture Actions) and represents and warrants to Iron Mountain that the following statements are true and correct:

(a)                                the assets of Recall and its subsidiaries in the United States that are the subject of the Agreed Divestiture Actions, in the aggregate, generated not more than US$48 million of revenue during the twelve month period ended 31 May 2015 (after giving pro forma effect to any acquisitions occurring during such twelve month period as if they had occurred as of the first day of such trailing twelve-month period); and

(b)                                the assets of Recall and its subsidiaries in Canada that are subject of the Agreed Divestiture Actions, in the aggregate, generated not more than US$11 million of revenue during the twelve month period ended 31 May 2015 (after giving pro forma effect to any acquisitions occurring during such twelve month period as if they had occurred as of the first day of such trailing twelve-month period).

Iron Mountain represents and warrants to Recall that the assets of Iron Mountain and its subsidiaries in Canada that are subject of the Agreed Divestiture Actions, in the aggregate, generated not more than US$3 million of revenue during the twelve month period ended 31 May 2015 (after giving pro forma effect to any acquisitions occurring during such twelve month period as if they had occurred as of the first day of such trailing twelve-month period).

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Indemnification

For the avoidance of doubt, the parties hereby acknowledge and agree that the indemnification and deeds of indemnity in favour of the directors and officers of each Recall Group Member contemplated by clause 6.3 of the SID (and the related Iron Mountain undertaking provided for in clause 6.3(a) of the SID) shall apply to any and all damages, losses, claims, costs, liabilities or expenses suffered or incurred by any such director or officer in connection with, relating to or arising out of the amendments provided for in this letter (and Attachment 1 hereto).

General

This letter takes effect, and the parties agree to be bound by the SID as amended by this deed, from the date of this letter.

Except as specifically amended by this letter, all of the terms and conditions of the SID remain in full force and effect. With effect from the date of this letter, the SID as amended by this letter is to be read as a single integrated document incorporating the amendments effected by this letter.

This letter may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this letter by signing any counterpart.

Please sign a copy of this document where indicated below to confirm that the above terms are agreed.

Executed and delivered as a Deed.

Executed as a deed by Iron Mountain Incorporated:

/s/ William L. Meaney	/s/ Ernest W. Cloutier
Director Signature	Director/Secretary Signature

William L. Meaney	Ernest W. Cloutier
Print Name	Print Name

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by Recall Holdings Limited:

/s/ Doug Pertz	/s/ Barry Medintz
Director Signature	Director/Secretary Signature

Doug Pertz	Barry Medintz
Print Name	Print Name

[Signature Page to Side Letter Agreement]

Attachment 1

1                                        Definitions

Clause 1.1 of the SID is amended by amending the definitions of “Implementation Date” and “Record Date” as follows:

Implementation Date means the ~~fourth~~ fifth calendar day after the Record Date, or such other day as the parties agree.

Record Date means 5pm on the ~~fifth~~ third Business Day after the Effective Date, or such later date as may be agreed to in writing by Iron Mountain and Recall.

2                                        Clause 5.4(f)

Clause 5.4(f) of the SID is amended and restated as follows:

(f)                                  Notwithstanding anything to the contrary in this Deed, Iron Mountain agrees to take (and to cause each Iron Mountain Group Member to take) as promptly as practicable any and all steps that are necessary or advisable to avoid or eliminate each and every impediment, or that may be required by any Competition Authority, and obtain all Competition Approvals under Antitrust Laws so as to enable the consummation of the Transaction as promptly as practicable (and in any event no later than the End Date), including, as promptly as practicable, proposing, negotiating, accepting, committing to and effecting, by consent decrees, hold separate orders, trusts, or otherwise (and the entry into agreements with, and submission to orders of, the relevant Competition Authority):

(i)                                    the sale, divestiture, license or disposition of such businesses, service lines and assets of Recall, Iron Mountain and their respective subsidiaries, and

(ii)                                 operational or other restrictions or limitations on Recall, Iron Mountain and their respective subsidiaries, including with respect to its or their ability to retain one or more of the businesses, service lines or assets of Recall, Iron Mountain or any of their respective subsidiaries,

(any such sale, divestiture, license or disposition or operational or other restriction or limitation set forth in clause 5.4(f)(i) or 5.4(f)(i)(ii) being hereinafter referred to as a Divestiture Action), in each case as may be required in order to avoid the commencement or entry of, or to effect the dissolution of or vacate or lift, any Order that would otherwise have the effect of preventing or unreasonably delaying (having regard to the End Date) the consummation of the transactions contemplated by this Deed, provided that nothing contained in this Deed shall require Iron Mountain to agree to or effect any Divestiture Action with respect to Recall or Iron Mountain, to the extent that:

(A)                              such Divestiture Action is not conditioned upon the occurrence of the implementation of the Scheme or is effective prior to the implementation of the Scheme; or

(B)                              such Divestiture Action, individually or in the aggregate, would require the sale, divestiture, holding separate or other disposition of any assets of the Records Management Business of Iron Mountain, Recall or any of their respective subsidiaries in the United States and Canada that, in the aggregate, generated more than US$~~30~~ 62 million of revenue during the twelve month period ~~prior to the date of this Deed~~ ended 31 May 2015 (after giving pro forma effect to any acquisitions occurring during ~~the~~ such twelve month period ~~prior to the date hereof~~ as if they had occurred as of the first day of such trailing twelve-month period)

3                                        Clause 5.5

Clause 5.5 of the SID is amended and restated as follows:

(a)                                The parties acknowledge and agree that it is desirable for the Implementation Date to occur within the first ~~30~~32 days of any given fiscal quarter of Iron Mountain, and that to achieve that timing the Second Court Date will need to be determined appropriately.

(b)                                If, as at a particular date (the Relevant Date), all of the conditions precedent in clause 3.1 (other than clause 3.1(d)) have been satisfied or waived (or would be satisfied if the Relevant Date had been the Second Court Date), but the Relevant Date is not within the first ~~30~~32 days of a fiscal quarter of Iron Mountain, then on and from the Relevant Date:

(i)                                    the parties will take all actions necessary to ensure that the Second Court Date is postponed so that the Implementation Date occurs in the first ~~30~~32 days of the first fiscal quarter of Iron Mountain after the Relevant Date;

(ii)                                 each party will be taken to have waived, with effect, any conditions precedent in clause 3.1 (other than clause 3.1(d)) (subject only to a party’s rights under clause 3.6 in respect of breach or non-satisfaction of a condition precedent prior to the Relevant Date); and

(iii)                              each party will be taken to have waived, with effect, any right such party may have to terminate this Deed for material breach by the other party (other than either party’s right to terminate pursuant to clause 14.1 for the other party’s failure to consummate the Scheme, and subject to a party’s right to terminate for a material breach by the other prior to the Relevant Date).

4                                        Annexure 1 — Indicative Timetable

The following “Target Dates” in Annexure 1 of the SID are amended and restated as follows:

Event	Target Date
Scheme Meeting	~~November 2015~~ April 2016
Second Court Date	~~December 2015~~ April 2016
Implementation Date	~~January 2016~~ May 2016

5                                        Annexure 2 — Scheme of Arrangement

5.1                              Clause 1.1

Clause 1.1 of Annexure 2 of the SID is amended and restated as follows:

Implementation Date means the ~~fourth~~ fifth calendar day after the Record Date, or such other day as the parties agree.

Record Date means 5pm on the ~~fifth~~ third Business Day after the Effective Date, or such later date as may be agreed to in writing by Iron Mountain and Recall.